Exhibit 99.4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This management discussion and analysis is as of March 18, 2008 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). The differences as they affect the annual consolidated financial statements are described in our Annual Report filed on Form 40F and available on the EDGAR website at www.sec.gov/edgar. All amounts are expressed in Canadian dollars unless otherwise indicated.
The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.
OVERVIEW
We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current clinical efforts are focused on the treatment of atrial arrhythmias. We have also recently initiated a Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have a pre-clinical program directed at improving cardiovascular function.
Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (Astellas). In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation. In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv). In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a US$10 million payment to us. In Q1-2007, we announced that the FDA had accepted the NDA for vernakalant (iv) for review. In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008. In January 2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv). The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008.
We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation. A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and is ongoing. We announced positive interim results from this study in March 2008.
In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.
CORPORATE DEVELOPMENT
The following significant events occurred since our last annual disclosure:
•	In March 2007, we announced the retirement of our Chairman Dr. Mark C. Rogers from our Board of Directors. We subsequently announced the appointment of Chief Executive Officer and Board member Bob Rieder to the position of Chairman.

•	In April 2007, we announced an exclusive in-licensing agreement with Eli Lilly and Company for GED-aPC, a clinical-stage drug candidate, whereby we have been granted exclusive worldwide rights to GED-aPC for all indications. We intend to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

•	In May 2007, we announced that Astellas Pharma Canada, Inc., an affiliate of our co-development partner, Astellas filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada seeking Canadian approval to market vernakalant (iv).

•	In June 2007, we and our co-development partner Astellas announced positive results from our Phase 3 clinical study, called ACT 2. The trial evaluated the efficacy and safety of vernakalant (iv) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery.

•	In August 2007, we announced that the FDA requested that we, together with Astellas, participate in a panel review to be conducted by the Cardiovascular and Renal Drugs Advisory Committee of the FDA on December 11-12, 2007. In preparation for the panel, and at the request of the FDA, Astellas agreed to file additional information including final safety and efficacy data from the ACT 2 clinical trial, which was ongoing at the time of the original NDA submission for vernakalant (iv). As a result of this amendment to the NDA for vernakalant (iv), the FDA indicated that the PDUFA action date would be extended by three months to January 19, 2008.

•	In November 2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Results from this study are expected in the first half of 2008.

•	In December 2007, at the request of the FDA, we and Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for the rapid conversion of acute atrial fibrillation to sinus rhythm.

•	In January 2008, we and Astellas announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv). The FDA did not provide an action letter prior to the PDUFA date of January 19, 2008.

•	In March 2008, we announced positive interim results from our ongoing Phase 2b study for vernakalant (oral). We also announced that in response to detailed expressions of interest from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant, Cardiome’s Board of Directors has engaged Merrill Lynch & Co. as its financial advisor to assist in evaluating partnership opportunities as well as alternative strategies.
CLINICAL DEVELOPMENT
The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status

Vernakalant (iv)	Phase 3 Clinical Trial (ACT 2)	Trial initiated in Q1-2004. Results released in Q2-2007.

	Open-Label Safety Study (ACT 4)	Study initiated in Q3-2005. Study completed.

	NDA	Originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. Re-submitted in Q4-2006. FDA decision pending.

Vernakalant (oral)	Phase 2a Pilot Study	Trial initiated in Q4-2005. Results released in Q3-2006.

	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in March 2008. Study ongoing.

GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.

Artesian Projects	Pre-Clinical Stage	Pre-clinical studies underway.
The following provides a description of the clinical development status for each of our projects:
Vernakalant (iv)
During 2007, we continued our clinical work and completed the ACT 2 and ACT 4 studies, prepared for and participated in the advisory panel at the request of the FDA, and continued preparation and evaluation of regulatory and distribution strategies outside of North America. We expect to initiate enrolment of patients in a Phase 3 European comparator study for vernakalant (iv) in the near future, and anticipate filing for marketing approval for vernakalant (iv) in the European Union in late 2008 or early 2009.

The ACT 2 Clinical Trial
The ACT 2 clinical trial, initiated in Q1-2004, evaluated the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint was acute conversion of atrial fibrillation to normal heart rhythm. We announced positive results from this study in Q2-2007.
The ACT 4 Study
In Q4-2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This completed study further evaluated the safety of vernakalant (iv) in recent-onset atrial fibrillation patients, and was intended to augment the safety database associated with the NDA submission for vernakalant (iv). Final efficacy and safety data from this study was submitted in Q3-2007 at the request of the FDA.
Vernakalant (oral)
During 2007, we continued our clinical work on the Phase 2b trial for vernakalant (oral).
Phase 2b Clinical Trial
In Q1-2007, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation. We reported positive interim results from this trial in March 2008. Total enrollment of 735 patients is complete, of which we expect approximately 590 will enter the maintenance phase and be measured for efficacy. Final results from this study are expected in the third quarter of 2008.
GED-aPC
During 2007, we in-licensed GED-aPC from Eli Lilly and Company, conducted pre-clinical research, development and manufacturing work, and initiated a Phase 1 trial for the compound.
Phase 1 Clinical Trial
In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Results from this study are expected in the first half of 2008.
Other Projects
We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one of the Artesian molecules into clinical studies.
DISCLOSURE CONTROLS AND PROCEDURES
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed,

summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007 and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
We have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in compliance with Canadian GAAP.
No matter how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.
Our Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believe the design to be sufficient to provide such reasonable assurance.
There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES
Our audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.
The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes. These and other significant accounting policies are described more fully in Note 2 of our consolidated annual financial statements.
Intangible Assets
Intangible assets are comprised of purchased technology licenses and patent costs.
Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.
We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.
We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.
The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.
Clinical Trial Accounting
We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.
If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition
Revenue to date has primarily been derived from licensing fees and research collaborative fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses.
Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.
Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured.
Research and Development Costs
Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.
Stock-based Compensation and other Stock-based Payments
Effective December 1, 2002, we elected to prospectively adopt the recommendations of the CICA in new Section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.
The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included in the consolidated statements of operations and comprehensive loss were the following charges for stock-based compensation for stock options granted after December 1, 2002:

	For the Years Ended December 31
(in millions of dollars)	2007	2006

Expenses	$	$

Research and development	2.5	4.8
General and administration	4.0	3.4
Total stock based compensation	6.5	8.2
Future Income Taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Changes in Significant Accounting Policies
On January 1, 2007, we prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new Section 3855 Financial Instruments – Recognition and Measurement (Section 3855), Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865 Hedges (Section 3865), Section 1530 Comprehensive Income (Section 1530), and Section 3251 Equity of the CICA Handbook. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives, including derivatives embedded in non-financial contracts. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available for sale, held-to-maturity, loans and receivables, or other financial liabilities. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in the statement of operations.
Upon adoption of these new standards, we designated cash and cash equivalents as held-for-trading and short-term investments on hand as available-for-sale, both of which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost. We have not entered into any hedging activities; therefore, the adoption of Section 3865 did not have any impact on our consolidated financial statements.
Under these new standards, the transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale, as at January 1, 2007, are immaterial to our consolidated financial statements. As a result, no transition adjustment has been recorded to the consolidated opening deficit or to the consolidated opening accumulated other comprehensive loss.
During the year ended December 31, 2007, we identified embedded derivatives which were required to be separated from their non-financial host contracts. These embedded derivatives were and will be measured at fair value on initial recognition and in subsequent periods. We recorded the fair value impact of these embedded derivatives of $0.5 million in other assets on the balance sheet and as a reduction of foreign exchange loss on the income statement.
Impact of Accounting Pronouncements Affecting Future Periods
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards became effective for us on January 1, 2008.
Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The impact of the adoption of these standards on the Company’s consolidated financial statements has not yet been determined.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth consolidated financial data prepared in accordance with Canadian GAAP for our last three fiscal years:

(in thousands of dollars except per share amounts)	For the Years Ended December 31

	2007	2006	2005
	$	$	$

Revenues	4,879	20,668	16,120
Net loss	(85,487)	(36,147)	(53,375)
Loss per common share, basic and diluted	(1.36)	(0.68)	(1.09)
Total assets	101,245	68,591	89,799
Long-term obligation (1)	152	173	192

(1)	Amounts represent repayable tenant inducement advances.

We have not declared any cash dividends since inception.
RESULTS OF OPERATIONS
We recorded a net loss of $85.5 million ($1.36 per common share) for the year ended December 31, 2007 compared to a net loss of $36.1 million ($0.68 per common share) for fiscal 2006. The increase in net loss for fiscal 2007 compared to fiscal 2006 was primarily due to a decrease in licensing and research collaborative fees combined with an increase in research and development expenditures related to the vernakalant (oral) clinical activities, general and administrative expenses to support research and development activities, and increased foreign exchange losses. The results of operations were in line with management’s expectations.
Operating costs are expected to increase as vernakalant (oral) advances into later stage development, we continue our efforts to develop GED-aPC and the Artesian compounds, and we continue to evaluate regulatory and distribution strategies outside of North America for vernakalant (iv). Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv).
Revenues
Total revenue decreased to $4.9 million in fiscal 2007 from $20.7 million in fiscal 2006. Revenue in fiscal 2007 consisted of $1.6 million in licensing fees (fiscal 2006 — $14.0 million) and $3.3 million in research collaborative fees (fiscal 2006 — $6.7 million).
Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partner. The decrease in licensing fees in fiscal 2007, compared to those in fiscal 2006, was mainly due to the milestone payment for the re-submission of the NDA for vernakalant (iv) in the amount of US$10 million received in 2006. The decreased licensing fees also reflected decreased amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas, of $1.6 million (fiscal 2006 — $2.4 million).
Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partner. Research collaborative fees were higher in fiscal 2006 than in fiscal

2007 as in 2006 we were continuing our clinical work on the ACT 2 study throughout the entire year compared to only for the first two quarters of 2007 when the trial results were released.
For the next fiscal year, we may, depending on the results and timing of a decision by the FDA regarding the NDA for vernakalant (iv), recognize as revenue the remainder of the deferred revenue of $0.2 million related to the upfront payment and the premium on equity investment from Astellas. Also depending on the results and timing of a decision by the FDA, we may also earn additional milestone payments and royalties from Astellas.
We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into new licensing or collaborative research and development agreements.
Research and Development Expenditures
Research and development (R&D) expenditures were $56.8 million for fiscal 2007, compared to $43.4 million for fiscal 2006.

(in millions of dollars)	For the Years Ended December 31

	2007	2006
Project	$	$

Vernakalant (oral)	38.6	26.6
Vernakalant (iv)	8.5	12.5
GED-aPC	5.2	—
Other projects	4.5	4.3

Total research and development expenses	56.8	43.4

R&D expenditures increased in fiscal 2007 compared to 2006 largely due to increased spending associated with manufacturing and other costs related to the vernakalant (oral) Phase 2b clinical trial, as well as spending on our new clinical drug candidate, GED-aPC, which was acquired in April 2007. These increases were offset by a decrease in spending on the vernakalant (iv) program reflecting decreased clinical and development activities in 2007 compared to 2006 as the drug moved ahead in the regulatory review process. Spending on our other programs in both 2006 and 2007 related mainly to the continued advancement of our Artesian projects.
For the next fiscal year, we expect to incur increased R&D expenditures largely associated with the completion of our Phase 2b clinical trial for vernakalant (oral) and the anticipated continued clinical development of vernakalant (oral) depending on final results from the Phase 2b trial. We also expect to incur additional costs related to a European comparator study for vernakalant (iv) and the continued development of GED-aPC.

General and Administration Expenditures
General and administration (G&A) expenditures for fiscal 2007 were $18.5 million compared to $13.9 million for fiscal 2006.
The increase of $4.6 million in G&A expenditures in fiscal 2007, compared to those incurred in fiscal 2006, was primarily due to increased wages and benefits of $0.8 million resulting from the addition of personnel; increased stock based compensation costs of $0.6 million; increased commercialization activities of $0.6 million; increased consulting and professional fees of $1.8 million related to licensing, business development activities and increased costs related to corporate governance; and $0.8 million in other expenditures to support our expanded operational activities.
For the next fiscal year we expect our G&A expenditures to continue to increase in support of our expanded operational activities.
Amortization
Amortization was $3.4 million for fiscal 2007 compared to $1.6 million for fiscal 2006. Amortization related to property and equipment increased slightly in fiscal 2007 to $1.3 million compared to $1.0 million for fiscal 2006, reflecting amortization on laboratory equipment acquired during 2007. Amortization related to technology licenses and patents increased to $2.1 million in 2007 compared to $0.6 million in 2006. This increase reflects the amortization recorded during 2007 related to GED-aPC technology license which was acquired in April 2007.
Other Income (Expenses)
Interest and other income was $4.5 million for fiscal 2007 compared to $2.7 million for fiscal 2006. The increase for fiscal 2007 was due primarily to higher interest rates and higher average cash and short-term investments balances.
Foreign exchange loss was $16.2 million for fiscal 2007 compared to $0.8 million in 2006. Foreign exchange gains and losses are primarily attributable to the translation of US and euro denominated net monetary assets into Canadian dollars for reporting purposes at period end. The increase in the foreign exchange loss in 2007 reflects the decrease in the value of the US dollar compared to the Canadian dollar over the past 12 months. This exchange rate impact had a greater effect on our financial statements in 2007 compared to 2006 as we held significant funds in US dollars during 2007 as a result of our public equity offering completed in Q1-2007. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in US dollars and euros. Some of these risks are offset by the reimbursements and milestone payments from Astellas in US dollars and may in the future be offset by royalty revenues in US dollars. We will continue to hold US dollars and, to a lesser degree, other foreign currencies to meet our anticipated operating expenditure needs in future periods in the United States and other jurisdictions outside of Canada.

FOURTH QUARTER RESULTS
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Three Months Ended
(in millions of dollars, except share and per share amounts)	December 31

	2007	2006
	$	$

Revenue
Licensing fees	224	12,103
Research collaborative fees	886	978
	1,110	13,081

Expenses
Research and development	20,163	12,324
General and administration	4,898	3,932
Amortization	1,038	420

	26,099	16,676

Operating loss	(24,989)	(3,595)

Other income (expenses)
Interest and other income	667	583
Foreign exchange (loss) gain	(989)	1,596

	(322)	2,179

Loss before income taxes	(25,311)	(1,416)
Future income tax recovery	—	107

Net loss for the period	(25,311)	(1,309)
Deficit, beginning of period	(241,756)	(180,271)

Deficit, end of period	(267,067)	(181,580)

Basic and diluted loss per common share[1]	(0.40)	(0.02)

Weighted average number of common shares outstanding	63,724,896	53,740,850

[1]	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.
Net loss for the fourth quarter of 2007 was $25.3 million ($0.40 per common share), compared to a net loss of $1.3 million ($0.02 per common share) for the same period in 2006. The increase in net loss reflects the receipt in Q4-2006 of a one-time US$10 million milestone payment from Astellas on the re-submission of the NDA for vernakalant (iv), combined with increased R&D expenditures in 2007 related to the Phase 2b vernakalant (oral) clinical trial and the development of GED-aPC which was acquired in April 2007.
R&D costs for the fourth quarter of 2007 were $20.2 million, compared to $12.3 million in the same period of 2006. The increase was primarily due to increased costs associated with our Phase 2b clinical trial for vernakalant (oral) as well as costs associated with the development of GED-aPC which was acquired in Q2-2007. G&A expenses were $4.9 million for Q4-2007 compared to $3.9 million in the same period of 2006. The increase was largely due to the addition of personnel and expanded business development activities. Other expenses were $0.3 million for the fourth quarter of 2007 compared with other income of $2.2 million in the same period of 2006. This decrease reflects a foreign exchange loss of $1.0 million incurred in Q4-2007 compared to a foreign exchange gain of $1.6 million in Q4-2006.

SUMMARY OF QUARTERLY RESULTS
Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	ended	ended	ended	ended
(In thousands of dollars except per share amounts)	December 31	September 30	June 30	March 31

2007	$	$	$	$

Total revenue	1,110	961	1,098	1,710
Research and development	20,163	15,029	9,771	11,830
General and administration	4,898	4,197	4,831	4,616
Net loss for the period	(25,311)	(31,554)	(14,586)	(14,036)
Basic and diluted loss per common share	(0.40)	(0.50)	(0.23)	(0.23)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	ended	ended	ended	ended
(In thousands of dollars except per share amounts)	December 31	September 30	June 30	March 31

2006	$	$	$	$

Total revenue	13,081	2,401	2,134	3,052
Research and development	12,324	10,865	11,195	9,049
General and administration	3,932	3,890	3,241	2,860
Net loss for the period	(1,309)	(11,974)	(14,748)	(8,116)
Basic and diluted loss per common share	(0.02)	(0.23)	(0.28)	(0.15)
The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, R&D costs associated with clinical development programs, foreign exchange losses, and stock based compensation expense.
The significant increase in revenue for the fourth quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv). The substantial increase in losses for the 3rd and 4th quarters of 2007, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial, and costs associated with the development of our new clinical drug candidate, GED-aPC. The 3rd quarter of 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the US dollar compared to the Canadian dollar during the quarter. The general trend of increases in G&A costs since the 2nd quarter of 2006 is the result of supporting the expanded clinical development activities and the higher cost of corporate governance. The decrease in G&A costs in Q3-2007 compared to the other quarters in 2007 is due to lower stock-based compensation expense recognized in Q3-2007.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Cash
Our operational activities during fiscal 2007 were financed mainly by our working capital carried forward from the preceding fiscal year, proceeds of our public offering in Q1-2007, and research collaborative fees collected from Astellas.
At December 31, 2007, we had working capital of $55.2 million compared to $45.5 million at December 31, 2006. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $68.1 million at December 31, 2007 compared to $55.6 million at December 31, 2006.
Cash used in operating activities for fiscal 2007 was $66.9 million compared to $21.0 million for fiscal 2006. The increase of $45.9 million in cash used in operating activities in fiscal 2007, compared to fiscal 2006, was primarily due to an increase of $43.3 million in net loss after adjusting for all non-cash items. This increased cash operating loss reflects increased costs in R&D activities, increased G&A expenses related to corporate governance and supporting the R&D activities, and increased foreign exchange losses due to the decrease in the value of the US dollar compared to the Canadian dollar over the past 12 months. Additionally, there was an increase in net cash payments related to accounts receivable, prepaid expenditures and accounts payable of $2.6 million.
Cash provided by financing activities in fiscal 2007 was $109.7 million, consisting of net proceeds from the public offering of our common shares in Q1-2007 of $106.6 million and cash receipts from the issuance of our common shares upon the exercise of stock options of $3.1 million. Cash provided by financing activities for the year ended December 31, 2006 was $4.8 million consisting of $5.8 million of cash received upon the issuance of our common shares upon the exercise of stock options and warrants, offset by cash payments of $1.0 million related to deferred financing fees incurred in relation to the Q1-2007 public offering.
Cash provided by investing activities in fiscal 2007 was $7.3 million compared to $30.4 million of cash provided by investing activities in fiscal 2006. The decrease in cash provided by investing activities from 2006 to 2007 was primarily due to the acquisition of the GED-aPC licensed technology for $22.2 million. The remainder of cash provided by investing activities in both years related to the net sale of short term investments offset by the purchase of equipment.
As of December 31, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period

	Total	2008	2009-2010	2011–2012	Thereafter
(In thousands of dollars)	$	$	$	$	$

Other long-term Obligations	173	21	50	61	41
Operating Lease Obligations	7,001	816	2,301	2,406	1,478
Commitments for Clinical Research Agreements	19,372	17,888	1,484	Nil	Nil

Total	26,546	18,725	3,835	2,467	1,519

Outstanding Share Capital
As of March 18, 2008, there were 63,727,290 common shares issued and outstanding, and 5,016,063 stock options outstanding (of which 3,338,093 were exercisable) at a weighted average exercise price of $8.37.
RELATED PARTY TRANSACTIONS
Included in accounts payable and accrued liabilities as of December 31, 2007 was $0.5 million (December 31, 2006 — $0.1 million) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $1.3 million of legal fees for services provided by this legal firm in fiscal 2007, compared to $0.9 million in fiscal 2006.
OFF-BALANCE SHEET ARRANGEMENTS
We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
FINANCIAL INSTRUMENTS AND RISKS
We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.
We believe that our cash position as of December 31, 2007, and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next 12 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and collaborative and license arrangements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.